UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

GRAND MONARCH HOLDING, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

________________

(CUSIP Number)

Tad M. Ballantyne

5118 Hunt Club Road
Racine, Wisconsin 53402

Tel: (262) 652 3662

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................

1.

Names of Reporting Persons.

BALLANTYNE FOOD ACQUISITION CORP.

I.R.S. Identification Nos. of above persons (entities only).

26-1906655

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

□

(b)

□

3.

SEC Use Only ……………………………………………………………………

4.

Source of Funds (See Instructions)

WC

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)    □

6.

Citizenship or Place of Organization

Delaware

Number of Shares	7.	Sole Voting Power	100,000
Beneficially Owned	8.	Shared Voting Power	0
By Each Reporting	9.	Sole Dispositive Power	100,000
Person With	10.	Shared Dispositive Power	0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

100,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  □

13.

Percent of Class Represented by Amount in Row (11)

100%

14.

Type of Reporting Person (See Instructions)

CO

Item 1.

Security and Issuer

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the $.001 par value per share common stock (the “Common Stock”) of the Issuer.

The Issuer is a Delaware corporation and its principal executive offices are located at  5118 Hunt Club Road, Racine, Wisconsin 53402.

Item 2.

Identity and Background

(a)

The name of the person filing this statement is Ballantyne Food Acquisition Corp, hereafter sometimes referred to as the “Reporting Person”.

(b)

The state or other place of its organization is Delaware.

(c)

The Reporting Person’s principal business is that of being a holding company.

(d)

The Reporting Person’s address of its principal office is 5118 Hunt Club Road
Racine, Wisconsin 53402.

(e)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

On January 31, 2008, the Reporting Person entered into a Common Stock Purchase Agreement to purchase all the issued and outstanding shares of common stock (100,000) of the Issuer from Belmont Partners, LLC for $14,000.  The sale was consummated on February 12, 2008.  The Reporting Person did not acquire beneficial ownership of the shares with borrowed funds.

Item 4.

Purpose of Transaction

The Reporting Person may cause the Issuer to seek a suitable acquisition candidate through acquisition, merger, reverse merger or other suitable business combination method, or the Reporting Person may seek to sell a controlling interest in the Issuer to a third party.

Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

 Item 5.

Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Person beneficially owns 100,000 shares of common stock of the Issuer, which presently comprises all the issued and outstanding shares of common stock of the Issuer.

(b)

The Reporting Person directly owns the 100,000 shares of common stock and has the sole power to vote or to direct the vote with respect to the 100,000 shares referred to herein.

(c)

Except for the acquisition of 100,000 shares of common stock pursuant to the Common Stock Purchase Agreement, no transactions in the common stock were effected during the past sixty days by the Reporting Person.

(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 100,000 shares of common stock reported in Item 5(a).

(e)

Not applicable.

 Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to the 100,000 shares of common stock reported in Item 5(a).

 Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 13, 2008

/s/ Tad M. Ballantyne

Signature

Tad M. Ballantyne/President

Name/Title